Mail Stop 0308

      March 25, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Michael D. James
Vice President & Chief Financial Officer
Amcon Distributing Company
7405 Irvington Road
Omaha, NE 68122

	RE:	Form 10-K for the Fiscal Year Ended September 24, 2004
		Form 10-Q for the Quarter Ended December 31, 2004
      File No. 1-15589

Dear Mr. James:

		We have reviewed your filings and have the following comments which should be complied with in future filings. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 24, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and interim filings as applicable.

2. Our records show your File Number is 1-15589, rather than file number 0-24708 that appears on the cover pages of your reports pursuant to Section 13 or 15(d) of the Exchange Act. Please make the appropriate revisions.

3. Under Regulation 12b-13 of the Exchange Act, reports must contain the number and caption of all items required by the applicable form, and if an item is inapplicable, a statement to that effect shall be made. Please include the information required by Item 9B or include the number and caption of the item and a statement that the item is inapplicable.

Item 1.  Business
Business Segments, page 8

4. Please include a cross reference to the segment information disclosed in the notes to your financial statements. Refer to Item
101(b) of Regulation S-K.

Part III
Item 10.  Executive Compensation, page 18

5. Please include the information required by Item 402(h) of Regulation S-K or incorporate by reference the information included in your Proxy Statement under the caption "Employment Agreements."

6. Please disclose, if true, that the value of split dollar life insurance included in other annual compensation for Mr. Write represents premiums paid. Otherwise, please disclose how you determine the value of split dollar life insurance. Please refer to
Item 402(b)(2)(v)(E) of Regulation S-K.

Item 12.  Security Ownership of Certain Beneficial Owners and
Management, page 18

7. We note that the caption of your Proxy Statement titled "Voting Securities and Beneficial Ownership Thereof by Principal Stockholders, Directors and Officers" that you incorporated by reference does not agree to the heading in the Proxy Statement that contains the required information. Regulation 12(b)-23(b) requires material incorporated by reference to be clearly identified. Please revise.

Part IV
Item 15 - Exhibits and Financial Statement Schedules
(a)(3) Exhibits, page 19

8. Please identify each management contract or compensation plan or arrangement in the Exhibit Index as required by paragraph (a)(3) of this item.

2004 Annual Report
Selected Financial Data, page 4

9. Briefly describe, or cross-reference to a discussion thereof, business combinations or dispositions of business operations and other factors that materially affect the comparability of the information. See Instruction 2 of Item 301 of Regulation S-K.

Selected Quarterly Financial Data (Unaudited), page 5

10. Please describe the impairment charge recognized in the fourth quarter of fiscal year 2004. See Item 302(a)(3) of Regulation S-
K.

Management`s Discussion and Analysis
Critical Accounting Policies, page 11

11. Please provide a more insightful, quantified analysis of your critical accounting estimates. In doing so, disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related valuation allowances for each period presented. Please also provide an analysis of the effects of material changes in your critical accounting estimates on revenues, costs and expenses and gross profit for the periods presented. In addition, discuss why your estimates or assumptions bear the risk of change including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, provide an analysis, to the extent material, of the factors you consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

Results of Operations, page 13
General

12. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item for each of your segments. In doing so, disclose how you classify buying and occupancy costs of your merchandising operations. Please also quantify and provide an analysis of material changes in cost of products and/or expenses included in cost of sales, selling, general and administrative expenses and in depreciation and amortization for each of your segments. In addition, quantify manufacturer program incentives and the amounts of manufacturer incentives paid to customers for the periods presented.

13. Please tell us how you classify manufacturer incentives, including off-invoice allowances and rebates, paid to customers in your statements of operations. If you net payments to customers against manufacturer incentives classified as a reduction of product costs, tell us your basis in GAAP for doing so. Please also tell us how you account for the costs of your custom sign program and the related payments you receive from manufacturers.

Liquidity and Capital Resources, page 20

14. Please provide an analysis of the trends and variability in your cash flows for the periods presented. For example, discuss the trend in cash flows generated by operations and the reasons for the variability in accounts receivable, inventories, accounts payable and other assets and liabilities to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance. Please also include a discussion of the funding available under your revolving credit facility based on eligible collateral, the variability of liquidity available under the facility and the impact of that variability on your ability to meet obligations as they become due. In addition, please provide prospective information regarding your needs for capital to the extent necessary to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely future cash requirements. In doing so, please include a discussion and analysis of your contingency plans in the event you are unable to generate profits from your beverage segment and the impact on your liquidity if your efforts to secure additional funding for your beverage operations are not successful.

15. Please discuss the extent of headroom in the financial covenants of your credit facility and the likelihood of your compliance for the foreseeable future. Please also disclose the peak and average borrowings or balances under your credit facility for the most recent period. In addition, disclose the existence of cross default provisions contained in your debt agreements.

16. Please tell us why the minimum water royalty disclosed in your table of contractual obligations does not represent the minimum royalty disclosed in the notes to your financial statements and the maximum amount guaranteed by Amcon. Disclose in a footnote to the table, if true, that the minimum royalty obligation includes the present value of the obligation reflected in your balance sheet together with the imputed interest portions of required payments.

17. Please include scheduled interest payments in your table of contractual obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Please also include obligations to purchase goods and services under agreements that are enforceable and legally binding in the table. If you exclude any purchase obligations from the table, disclose the nature and amounts of the excluded obligations. If the excluded obligations do not have a due date, explain why it is not possible to estimate a payment date. Refer to
Item 303(5) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

18. Please tell us the items and their amounts included in the gain on sales of fixed assets, intangibles, land held for sale and securities line item in the cash flows from operating activities section for each period presented. Separately disclose the items and their amounts for each period presented in future filings as appropriate.

19. Please tell us the losses recognized for write-downs to fair value less cost to sell of assets held for sale included in the provision for losses on doubtful accounts, inventory obsolescence and assets held for sale line item in the cash flows from operating activities section for each period presented. In doing so, provide to us a reconciliation of the amounts included in the line item to amounts disclosed in Schedule II. For each period in which an impairment loss was recognized, please disclose the information required by paragraphs 26 and 47 of SFAS 144, as applicable, in the notes to your financial statements.

20. Please tell us the items and their amounts included in the other line item in the cash flows from operating activities section for each period presented. If material, please disclose the items and their amounts included the other line item for each period presented.

Notes to Consolidated Financial Statements
General

21. Please disclose accumulated balances for each classification of accumulated other comprehensive income on the face of your balance sheets, in your statements of stockholders equity or in the notes to your financial statements for each period presented. See paragraph
26 of SFAS 130.

Note 1.  Summary of Significant Accounting Policies
(d)  Cash and Accounts Payable, page F-8

22. Please disclose whether changes in book overdrafts are classified as cash flows from operating activities or financing activities and their amounts for the periods presented.

23. We note that you fund outstanding checks as they clear with borrowings under your revolving credit facility. Please tell us whether your revolving credit agreement includes a requirement to use customer remittances to repay outstanding debt under a lockbox or other arrangement. If so, tell us your justification in GAAP for the long-term classification of a significant portion of debt outstanding under the facility. Please refer to EITF 95-22.

(g)  Inventories, page F-9

24. Tell us whether inventory costs and the costs of sales line item include inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs. If you currently exclude a portion of these costs from cost of sales or exclude shipping and handling costs and other costs of your distribution network from cost of sales, please disclose:
* the line items that the excluded costs are included in and the amounts included in each line item for each period presented, and
* in Management`s Discussion and Analysis that your gross margins may not be comparable to those of other entities, since some entities include fulfillment costs and costs related to their distribution network in cost of sales.

25. Please disclose the cost elements included in inventories of your wholesale manufacturing and retail health food segments and in manufacturing overhead of your beverage segment. See Rule 5-
02(6)(b)
of Regulation S-X.

(o)  Revenue Recognition, page F-10

26. Please tell us whether you accrue estimated future sales returns in accordance with SFAS 5 and record estimated returns as a reduction of sales revenue and cost of sales in accordance with SFAS 48. If so, please include your allowance for sales returns in Schedule II and disclose the amounts charged to costs and expenses and to net sales for each period presented.

Note 4.  Stockholders` Equity, page F-20

27. Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Please provide to us your evaluation of the each of the events that could trigger redemption of your Series A and Series B preferred stock in determining the classification of the preferred stock, and why you believe that the occurrence of the triggering redemption events are solely within your control. Please disclose why it is not probable the preferred securities will become redeemable in the future as a result of their conditional redemption features or disclose your accounting policy for recognizing the difference between the carrying value and redemption value of the securities. Please refer to EITF
D-98.


Note 5.  Earnings (Loss) Per Share, page F-20

28. Please disclose the number of shares of common stock issuable upon conversion of preferred stock that were not included in the computation of diluted earning per share because to do so would have been antidultive. See paragraph 40.c. of SFAS 128.

Note 7.  Fixed Assets, Net, page F-21

29. Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12.

Note 9.  Other Intangible Assets, page F-23

30. Please disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by paragraph
45.a.(3) of SFAS 142.

Note 11.  Long-Term Obligations, page F-25

31. Please disclose whether you were in compliance with the terms and covenants of your revolving credit facility and the effects of noncompliance with such terms and covenants.

Note 13.  Other Income, page F-28

32. The impairment losses and settlement proceeds on your former leased facility should be classified in (loss) income from operations. Please reclassify these items.

Note 17.  Commitments and Contingencies, page F-32

33. Please disclose, for each exit and disposal activity, the total amount of costs expected to be incurred, the amount of costs incurred for each period, and the cumulative amount of costs incurred to date.
Please also disclose the line item in your statements of operations that includes the exit costs and provide a reconciliation of your liability balances related to exit and disposal activities for each period showing separately the changes during the period attributable to costs incurred, costs paid or otherwise settled and any adjustments with an explanation of the reasons for the adjustments.
Please refer to paragraph 20 of SFAS 146.

Form 10-Q for the Quarter Ended December 31, 2004

General

34. Please include the information required by Items 4 and 5 of Part
II or include the number and caption of the item and a statement that the item is inapplicable.

Item 4.  Controls and Procedures, page 29

35. You are permitted to indicate that disclosure controls and procedures are designed only to provide "reasonable assurance" that the controls and procedures will meet their objectives. However,
Item 307 of Regulation S-K requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period based on their evaluation. The conclusion by your principal executive officer and chief financial officer that your disclosure controls and procedures as designed and implemented provided reasonable assurance that the disclosure controls and procedures are effective does not comply with the requirements of
Item 307. Please revise your disclosure to state the officers have concluded that your disclosure controls and procedures are "effective" as of the end of the period at the reasonable assurance level. See Section II.F.4. of SEC Release No. 34-47986.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.


      If you have any questions regarding these comments, please direct them to Bill Thompson at (202) 942-1935 or Donna Di Silvo at
202-942-1852, or in their absence, to the undersigned at (202)
942-
2823.

							Sincerely,



								Mike Moran
								Accounting Branch Chief

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March 25, 2005
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